Filed by Enbridge Inc. (Commission File No. 001-15254)

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Enbridge Energy Management, L.L.C.

(Commission File No.: 001-31383)

Important Message to EEQ Shareholders

December 6, 2018

Dear Shareholder:

On September 17, 2018, Enbridge Energy Management, L.L.C. (NYSE: EEQ) entered into an Agreement and Plan of Merger among EEQ, Enbridge Inc. (NYSE: ENB) (Enbridge) and various other subsidiaries of Enbridge, that will, if the transaction is consummated, effectively result in each of your EEQ Listed shares being exchanged for 0.335 of an Enbridge common share.

Special Meeting Date: December 17, 2018

Your Vote is Important: You may vote your shares on or before December 17, 2018. Whether or not you attend the special meeting, we urge you to submit your vote once you have reviewed the definitive proxy statement. Your failure to vote your EEQ Listed shares will have the same effect as a vote against this transaction.

Vote Today: In order to finalize the vote by the date of the special meeting, please vote right away. The Board of Directors of EEQ and the Special Committee of the Board of Directors of EEQ each recommend that you vote FOR the proposed transaction.

Three easy ways to vote: Vote Your Shares Today!

If you need additional assistance, please contact our proxy solicitor:

D.F. King & Co, Inc.

Toll-Free: (800) 207-3159

Enbridge@dfking.com

The Exchange Ratio of 0.335 of an Enbridge common share for each outstanding Listed share of EEQ represents (based on the closing price of Enbridge common shares on September 17, 2018, the last trading day before the public announcement of the signing of the merger agreement) an implied premium of (i) 21.6% to the closing price of EEQ Listed shares on May 16, 2018, the last trading day before Enbridge made its initial proposal, and (i) 22.4% to the 30-trading day volume-weighted average price of EEQ Listed shares for the period ended on May 16, 2018.

Benefits and Considerations for EEQ Shareholders

EEQ’s performance depends entirely on the operations and management of Enbridge Energy Partners, L.P. (EEP). EEP, Enbridge and various subsidiaries of Enbridge have entered into a separate Agreement and Plan of Merger that will, if the transaction therein is consummated, result in EEP becoming a wholly-owned subsidiary of Enbridge.

EEQ AND EEP TODAY EEQ/EEP/ENBRIDGE AFTER MERGER Hindered Growth Growth Through 2020 Dividend Growth Outlook EEP’s priority would be to strengthen its balance sheet, which would require a reduction in EEP’s distributions and corresponding reduction in EEQ’s dividends Expected minimum reduction in the amount of quarterly dividend payments from US$1.40 per Listed share (on annualized basis) to US $1.00 per Listed share (on an annualized basis) A diverse, safe and reliable cash flow profile which underpins expected 10% annual dividend growth through 2020 Substantially enhanced ENB dividend coverage compared to EEP standalone Additional opportunity for meaningful ENB share capital appreciation Weak Positioning Strong Positioning Access to and Cost of Capital If EEP were to continue as a standalone entity, it would be required to transition to a self-funding model with no cost-effective access to equity capital Higher cost of capital at EEP diminishes long-term growth outlook Strong and deep access to capital markets Lower cost of capital enhances competitive position Stronger balance sheet and superior credit profile Increased Risk Reduced Risks Regulatory Actions Negative impact of recent regulatory changes on long term financial projections for EEP, including tax policies applied to MLPs Reduction in risks related to continued uncertainty and potential unfavorable changes associated with regulatory tax policies applied to MLPs Long-Term Outlook Challenged position – Expected EEP distribution and EEQ dividend reductions and limited growth Enhances position for long-term success – direct ownership in the largest energy infrastructure company in North America with premier assets and with growth opportunities beyond 2020

The Board of Directors of EEQ and the Special Committee of the Board of Directors of EEQ each recommend that you vote FOR the proposed transaction.

Your Vote is Important!

Vote FOR an increased opportunity for further meaningful capital appreciation as Enbridge advances its strategic priorities, including simplification of the Enbridge corporate structure, improved financial position and organic growth projects not currently available to EEQ shareholders

Vote FOR a diverse opportunity set for continued growth beyond 2020 that is supported by a strong cost of capital
Vote FOR a stronger balance sheet and superior credit profile
Vote FOR a reduction in risks related to continued uncertainty and potential unfavorable changes associated with regulatory tax policies applied to MLPs
Vote FOR enhanced trading liquidity

Vote FOR this transaction today:

Vote Your Shares Today!

If you need additional assistance, please contact our proxy solicitor:

D.F. King & Co, Inc.

Toll-Free: (800) 207-3159

Enbridge@dfking.com

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on the beliefs and assumptions of Enbridge Inc. (“Enbridge”), Enbridge Energy Partners, L.P. (“EEP”), Enbridge Energy Management, L.L.C. (“EEQ”), Spectra Energy Partners, LP (“SEP”), and Enbridge Income Fund Holdings Inc. (“ENF” and, together with EEP, EEQ and SEP, the “Sponsored Vehicles”). These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast and similar expressions and include, but are not limited to, statements regarding the expected closing, consummation, completion, timing and benefits of the acquisitions of the Sponsored Vehicles (collectively, the “Proposed Transactions”), the expected synergies and equityholder value to result from the combined companies, the expected levels of cash distributions or dividends by the Sponsored Vehicles to their respective shareholders or unitholders, the expected levels of dividends by Enbridge to its shareholders, the expected financial results of Enbridge and its Sponsored Vehicles and their respective affiliates, and the future credit ratings, financial condition and business strategy of Enbridge, its Sponsored Vehicles and their respective affiliates.

Although Enbridge and its Sponsored Vehicles believe these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the following: the expected supply of and demand for crude oil, natural gas, natural gas liquids (“NGL”) and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; exchange rates; inflation; interest rates; availability and price of labor and construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for projects; anticipated in-service dates; weather; the timing and closing of dispositions; the realization of anticipated benefits and synergies of the Proposed Transactions; governmental legislation; acquisitions and the timing thereof; the success of integration plans; impact of capital project execution on future cash flows; credit ratings; capital project funding; expected earnings; expected future cash flows; and estimated future dividends. Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements, as they may impact current and future levels of demand for Enbridge’s and its Sponsored Vehicles’ services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments and may impact levels of demand for Enbridge’s and its Sponsored Vehicles’ services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to the impact of the Proposed Transactions, expected earnings and cash flow or estimated future dividends.

Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted. There are a number of important factors that could cause actual results to differ materially from those indicated in any forward-looking statement including, but not limited to: the risk that the Proposed Transactions do not occur; negative effects from the pendency of the Proposed Transactions; the ability to realize expected cost savings and benefits from the Proposed Transactions; the timing to consummate the Proposed Transactions; whether the Sponsored Vehicles or Enbridge will produce sufficient cash flows to provide the level of cash distributions they expect with respect to their respective units or shares; outcomes of litigation and regulatory investigations, proceedings or inquiries; operating performance of Enbridge and its Sponsored Vehicles; regulatory parameters regarding Enbridge and its Sponsored Vehicles; other Enbridge dispositions; project approval and support; renewals of rights of way; weather, economic and competitive conditions; public opinion; changes in tax laws and tax rates; changes in trade agreements, exchange rates, interest rates, commodity prices, political decisions and supply of and demand for commodities; and any other risks and uncertainties discussed herein or in Enbridge’s or its Sponsored Vehicles’ other filings with Canadian and United States securities regulators. All forward-looking statements in this communication are made as of the date hereof and, except to the extent required by applicable law, neither Enbridge nor any of the Sponsored Vehicles assume any obligation to publicly update or revise any forward-looking statements made in this communication or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge, its Sponsored Vehicles or persons acting on their behalf, are expressly qualified in their entirety by these cautionary statements. The factors described above, as well as additional factors that could affect Enbridge’s or any of its Sponsored Vehicles’ respective forward-looking statements, are described under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” in Enbridge’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulators on February 16, 2018, each of EEP’s, EEQ’s and SEP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which were filed with the SEC on February 16, 2018, ENF’s Management’s Discussion and Analysis for the year ended December 31, 2017, which was filed with Canadian securities regulators on February 16, 2018, and in Enbridge’s and its Sponsored Vehicles’ respective other filings made with the SEC and Canadian securities regulators, which are available via the SEC’s website at http://www.sec.gov and at http://www.sedar.com, as applicable.

Additional Information about Enbridge and the Proposed Transactions and Where to Find It

This communication may be deemed solicitation material in respect of the Proposed Transactions. The registration statements of Enbridge in respect of the EEP, EEQ and SEP transactions were declared effective on November 9, 2018 and definitive proxy statements/consent statements, along with the applicable written consents or forms of proxy, of EEP, EEQ and SEP were filed with the SEC on November 9, 2018 and mailed to the respective security holders of EEP, EEQ and SEP on or about November 13, 2018. INVESTORS AND SECURITY HOLDERS OF ENBRIDGE AND ITS SPONSORED VEHICLES ARE URGED TO READ THE APPLICABLE REGISTRATION STATEMENT, DEFINITIVE PROXY OR CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC OR CANADIAN SECURITIES REGULATORS, AS APPLICABLE, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors, shareholders and unitholders can obtain free copies of such documents containing important information about Enbridge and its Sponsored Vehicles, through the website maintained by the SEC at http://www.sec.gov or with Canadian securities regulators through the SEDAR website at http://www.sedar.com, as applicable. Copies can also be obtained, without charge, by directing a request to Enbridge Inc., 200, 425 – 1st Street S.W., Calgary, Alberta, Canada T2P 3L8, Attention: Investor Relations.

Participants in the Solicitations

Enbridge, each of its Sponsored Vehicles, and certain of their respective directors and executive officers, may be deemed participants in the solicitation of consents or proxies from the holders of equity securities of the Sponsored Vehicles in connection with the Proposed Transactions. Information about the directors and executive officers of Enbridge is set forth in its definitive proxy statement filed with the SEC on April 5, 2018. Information about the directors and executive officers of EEP, EEQ and SEP is set forth in EEP’s, EEQ’s and SEP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, respectively, each of which was filed with the SEC on February 16, 2018. Information about the directors and executive officers of ENF is set forth in ENF’s Annual Information Form for the fiscal year ended December 31, 2017, which was filed with Canadian securities regulators on February 16, 2018. Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in any consent or proxy solicitation with respect to the Proposed Transactions and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the relevant definitive proxy or consent statement/prospectus filed by Enbridge/EEP/EEQ and SEP with the SEC on November 9, 2018.